ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403
Tel: 210 228 9696
Fax: 210 242 7252
www.ey.com

June 9, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Items 4.01 and 4.02 of Form 8-K dated June 9, 2011 of Life Partners Holdings, Inc. (the Company) and are in agreement with the statements contained in paragraphs one through four and six therein.

In addition, we have no basis to agree or disagree with comments made in the fifth paragraph under Item 4.01 of the above referenced filing with respect to the existence of any disagreements or reportable events prior to our appointment as the independent registered public accounting firm of the Company on March 2, 2010. Furthermore, we have no basis to agree or disagree with statements of the Company contained in Item 8.01 of the above referenced filing.

/s/ Ernst & Young LLP